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                            June 17, 2024

       Christopher J. Munyan
       Chief Financial Officer
       Swiftmerge Acquisition Corp.
       4318 Forman Avenue
       Toluca Lake, CA 91602

                                                        Re: Swiftmerge
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed April 1, 2024
                                                            File No. 001-41164

       Dear Christopher J. Munyan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Item 9A. Controls and Procedures, page 66

   1. Please amend your filing to provide management's report on internal control over financial reporting pursuant to
Item 308 of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
       have questions regarding comments on the financial statements and related matters.




                            Sincerely,


                            Division of Corporation Finance
 Christopher J. Munyan
Swiftmerge Acquisition Corp.
FirstName
June       LastNameChristopher J. Munyan
     17, 2024
Page 2
Comapany   NameSwiftmerge Acquisition Corp.
June 17, 2024 Page 2                          Office of Real Estate &
Construction
FirstName LastName